

April 24, 2014

Via E-mail
Brian Bellardo
General Counsel
SPDR Gold Trust
c/o World Gold Trust Services, LLC
510 Madison Avenue, 9th Floor
New York, New York 10022

> **Re: SPDR Gold Trust**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 16, 2014**
> **File No. 001-32356**

Dear Mr. Bellardo:

We have limited our review of your filing to the issue we have addressed in our comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note that several proposed changes to your Original Trust Indenture are subsumed in your Proposal. Please revise, as appropriate, to separate the multiple items included in the Proposal. For those you do not unbundle, please supplementally explain your reasons. We may have further comment. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Steven J. Glusband, Esq. (Via E-mail)
         Austin D. Keyes, Esq. (Via E-mail)